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                                                                   EXHIBIT 99.A3



                        PROM INVESTMENT PARTNERS L.L.C.
                          1301 Avenue of the Americas
                                   38th Floor
                           New York, New York  10019


                                                                October 18, 1996

                        $405 PER UNIT OFFER TO PURCHASE

To Limited Partners in Prometheus Income Partners:

                 PROM INVESTMENT PARTNERS L.L.C., A DELAWARE LIMITED LIABILITY COMPANY (THE "PURCHASER"), IS OFFERING TO PURCHASE UP TO 9,000 OF THE OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST (THE "UNITS") IN PROMETHEUS INCOME PARTNERS (THE "PARTNERSHIP") FOR A CASH PURCHASE PRICE OF $405 PER UNIT, NET TO THE SELLER, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE ATTACHED OFFER TO PURCHASE DATED OCTOBER 18, 1996 AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER").

                 Unless extended by the Purchaser, the Offer is effective until midnight, New York City time, on November 15, 1996. The Offer is conditioned upon a minimum number of 4,750 Units being tendered. Additionally, tenders of fractional Units will only be accepted if all of the Units held by such Limited Partner are tendered.

                 The materials included in this package include important information concerning the Purchaser, the terms and conditions to the Offer, tax implications and instructions for tendering your Units. It is important that you take some time to read carefully the enclosed Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

         In reviewing the Offer, please note:

         - Offer is a Premium to $265 per Unit Weighted Average Secondary Market Price.

                         $265 per Unit was the weighted average selling price for Units in the limited secondary market for the two months ended July 31, 1996. Limited Partners are advised, however, that such amount is not necessarily indicative of value.

         -       No Commissions and No Transfer Fees.

                          The Purchaser will pay any transfer fees charged by the Partnership in connection with transferring the ownership of your Units pursuant to the Offer and you will not incur any commissions in connection with tendering your Units pursuant to the Offer.

         -       No More K-1 Reporting Costs if You Sell All of Your Units.

                          If you sell all of your Units you will avoid the expense, delay, and complications in filing complex tax returns which result from an ownership of Units.


                 You must decide whether to tender your Units based on your own particular circumstances, including your judgment of the value of your Units taking into account their upside potential and risks. You should consult with your advisors about the financial, tax, legal and other implications to you of accepting the Offer.

                 If you desire additional information regarding the Offer or need assistance in tendering your Units, you may call The Herman Group, Inc., which is acting as Information Agent/Depositary for the Offer, at (800) 992-6176. Informed and courteous agents are available to assist you.


                                        PROM INVESTMENT PARTNERS L.L.C.